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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                       HYDRO ENVIRONMENTAL RESOURCES, INC.
                                (Name of issuer)

                                     Common
                         (Title of Class Of Securities)

                                    448792101
                                 (CUSIP Number)

                                  June 10, 2002
             (Date of Event Which Requires Filing of This Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

1.       Name of Reporting Person:          15700 South McKinley Avenue, LLC

         I.R.S. Identification No.          94-3303088

2.       Check the appropriate box if a member of a group              (a)  |_|

                                                                       (b)  |_|
3.       SEC use only

4.       Citizenship or Place of Organization:                California


Number of                        5. Sole Voting Power               8,000,000
Shares                           6. Shared Voting Power                     0
Beneficially                     7. Sole Dispositive Power          8,000,000
Owned by Each Reporting          8. Shared Dispositive Power                0
Person

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

10.      Check if the aggregate amount in Row 11 excludes certain shares     |_|

11.      Percent of class represented by Amount in Row 11: 19.6%

12.      Type of Reporting Person:  OO

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                            STATEMENT ON SCHEDULE 13G

ITEM 1.  SECURITY AND ISSUER

(a)      Hydro Environmental Resources, Inc., a Nevada corporation (the
         "Company")

(b)      2903 NE 109th St., Suite D, Vancouver, WA 98682

ITEM 2.  IDENTITY AND BACKGROUND

(a) 15700 South McKinley Avenue, LLC, a California limited liability company

(b)      1800 Whipple Avenue, Redwood City, CA 94062

ITEM 3.

Inapplicable

ITEM 4.  OWNERSHIP

(a)      8,000,000

(b)      0

(c)      8,000,000

(d)      0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Inapplicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Inapplicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Inapplicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       December 18, 2002
                                             -----------------------------------
                                                             Date

                                                  /s/ Joseph A. Guglielmo
                                             -----------------------------------
                                                          Signature

                                                       Managing Partner
                                             -----------------------------------
                                                          Name/Title